FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2008

STAR BULK CARRIERS CORP.

(Translation of registrant's name into English)

Star Bulk Carriers Corp.
Aethrion Center, Suite B-34
40 Ag. Konstantinou
Maroussi 15124
Athens, Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes |_| No |X|

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INFORMATION CONTAINED IN THIS FORM 6-K REPORT

EXHIBIT 1

STAR BULK DECLARES DIVIDEND OF $0.10 PER SHARE AND ADJUSTS UPWARDS THE EXPECTED DIVIDEND FOR ITS FIRST FULL OPERATING QUARTER TO $0.35 PER SHARE

New York, New York, February 14, 2008 - Star Bulk Carriers Corp. (NASDAQ:SBLK) announced today that its Board of Directors declared a cash dividend of $0.10 per share for the fourth quarter ending December 31, 2007.  The dividend is payable on or about February 29, 2008 to shareholders of record on February 25, 2008.

The Company previously announced that it intended to pay a partial dividend per share based on a dividend of $0.325 per share for its first full operating quarter in 2008 pro rated for the number of fleet operating days in the fourth quarter of 2007 equal to $0.03 per share.  The board of directors determined to increase the Company’s initial dividend to $0.10 per share.

The Company further announced that it adjusted upward from $0.325 to $0.35 per share the minimum dividend that the Company expects to declare in respect of the first quarter of 2008.

The $0.10 per share dividend payment is the first quarterly dividend declared by the company since the completion of the Redomiciliation Merger on November 30, 2007, by which Star Maritime has merged with and into Star Bulk with Star Bulk as the surviving entity. Star Bulk intends to pay quarterly cash dividends to the holders of its common shares, in February, May, August and November.

Akis Tsirigakis, President and CEO of Star Bulk commented:  “We are pleased to declare our first dividend payment marking an important milestone for our company. Our healthy balance sheet allowed us to increase our dividend and having secured 100% of our fleet on contracted employment through 2008, we believe we are well-positioned to provide regular quarterly dividends while maintaining our growth strategy.”

About Star Bulk

Star Bulk is a global shipping company providing worldwide seaborne transportation solutions in the dry bulk sector. Star Bulk's vessels transport major bulks, which include iron ore, coal and grain and minor bulks such as bauxite, fertilizers and steel products. Star Bulk was incorporated in the Marshall Islands on December 13, 2006 and is headquartered in Athens, Greece. Its common stock and warrants trade on the NASDAQ Global Market under the symbols "SBLK" and "SBLKW" respectively. Currently, Star Bulk has an operating fleet of eight dry bulk carriers, plus definitive agreements to acquire a further two dry bulk carriers. The total fleet consists of three Capesize, one Panamax and six Supramax dry bulk vessels with an average age of approximately 11 years and a combined cargo carrying capacity of approximately 927,759 deadweight tons.

Forward-Looking Statements

The information in this press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding: (1) the delivery and operation of assets of Star Bulk; (2) Star Bulk's future operating or financial results; (3) future, pending or recent acquisitions, business strategy, areas of possible expansion, and expected capital spending or operating expenses; (4) drybulk market trends, including charter rates and factors affecting vessel supply and demand; and (5) other statements identified by words such as "anticipate," "believe," "plan," "estimate," "expect," "intend," "will," "should," "may," or words of similar meaning.

Such forward-looking statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, Star Bulk's examination of historical operating trends, data contained in their records and other data available from third parties. Although Star Bulk believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond their control, Star Bulk cannot assure you that Star Bulk will achieve or accomplish these expectations, beliefs or projections. Important factors that could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of a seller to deliver one or more vessels, the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in Star Bulk's operating expenses, including bunker prices, dry-docking and insurance costs, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists. Additional factors that could cause Star Bulk's results to differ materially from those described in the forward-looking statements can be found in Star Bulk's Registration Statement on Form F-1/F-4 and reports on Form 6-K filed with the Securities and Exchange Commission (the "SEC") and available at the SEC's Internet site (http://www.sec.gov). The information set forth herein speaks only as of the date hereof, and Star Bulk disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

Company:
Akis Tsirigakis
President and CEO
Star Bulk Carriers Corp.
Aethrion Center, Suite B-34
40 Ag. Konstantinou
Maroussi 15124
Athens, Greece
www.starbulk.com

E-mail: ir@starbulk.com

Investor Relations / Financial Media:
Nicolas Bornozis
President
Capital Link, Inc.
230 Park Avenue, Suite 1536
New York, NY 10169
Tel. (212) 661-7566
E-mail: nbornozis@capitallink.com
www.capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STAR BULK CARRIERS CORP.

(Registrant)

Dated February 14, 2008

By:

/s/ PROKOPIOS TSIRIGAKIS

Name: Prokopios Tsirigakis

Title: Chief Executive Officer and President